SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 9, 2023.

By letter dated February 9, 2023,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/31/2022	12/31/2021
Results of the period (six-month period)	19,237	74,081
Attributable to:
Shareholders of the controlling company	10,574	41,310
Non-controlling interest	8,663	32,771

2. Other integral results of the period	in million ARS
	12/31/2022	12/31/2021
Other integral results of the period (six-month period)	(2,608)	(23,469)
Attributable to:
Shareholders of the controlling company	(889)	(9,508)
Non-controlling interest	(1,719)	(13,961)

3. Total integral results of the period	in million ARS
	12/31/2022	12/31/2021
Total integral results of the period (six-month period)	16,629	50,612
Attributable to:
Shareholders of the controlling company	9,685	31,802
Non-controlling interest	6,944	18,810

4. Equity details	in million ARS
	12/31/2022	12/31/2021
Share Capital	581	589
Treasury shares	11	2
Comprehensive adjustment of capital stock and of treasury shares	35.894	35,894
Warrants	3,434	3,445
Additional paid-in capital	44,691	44,594
Premium for trading of treasury shares	325	319
Legal Reserve	3,483	1,643
Special Reserve (Resolution CNV 609/12)	30,521	-
Cost of treasury share	(2,172)	(528)
Conversion reserve	389	4,408
Reserve for securities issued by the Company acquisition	351	351
Other reserves	2,939	(1,489)
Retained earnings	4,050	18,744
Shareholders’ Equity attributable to controlling company’s shareholders	124,497	107,972
Non-controlling interest	172,593	186,634
Total shareholder's equity	297,090	294,606

In compliance with the Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 592,172,576 (equivalent to 59,217,257 ADS, including treasury shares), divided into 592,172,576 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share. Total shares outstanding is 581,117,929.

The Company's market capitalization as of December 31, 2022, was approximately USD 396 million. (59,217,257 ADS with a price per ADS of USD 6.69)

As of December 31, 2022, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.(CVCU), owns 223,591,918 shares, accounting for 38.48% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of December 31, 2022, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, Agroinvestment and CVCU, and the treasury shares, the remaining shareholders held 357,526,011 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.52% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued, which empower the shareholders to buy up to 90 million new shares at a price of USD 0.566 for each share. Likewise, as a consequence of the payment of cash dividends made on November 10, 2022, certain terms and conditions of the outstanding warrants to subscribe common shares were modified, being the current conversion ratio of 1.0322 common shares per warrant exercised and the current exercise price of USD 0.548 for each share.The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 89,470,448.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 684,523,972. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 36,269,546 ordinary shares, which would mean a 38.59% stake on the share capital, that is, 259,861,464 shares.

Below are the highlights for the six-month period ended December 31, 2022:

●
The net result for the first half of fiscal year 2023 showed a gain of ARS 19,237 million compared to a gain of ARS 74,081 million registered in the same period of 2022.

●
Adjusted EBITDA for the first half of 2023 reached ARS 17,579 million, decreasing by 40.3% compared to the same period in 2022. Agribusiness adjusted EBITDA was ARS 4,754 million, 78.5% lower than the same period of 2022, mainly explained by lower productive results from the sugarcane activity in Brazil and lower farmland sales.

●
The 2023 campaign is progressing with mixed conditions, sustained commodity prices, rising costs and climatic challenges in Argentina, where crop yields are being affected by a severe drought.

●
During the quarter, our subsidiary Brasilagro sold a fraction of 1,965 hectares of its Rio Do Meio farm, in the State of Bahia, Brazil, for the sum of BRL 62.4 million and a fraction of 863 hectares of the "Morotí" farm located in the State of Boquerón, Paraguay, for an amount of USD 1.5 million.

●
During the period, we continued with the share’s buyback program, reaching approximately 1% of the share capital and increased our stake in IRSA. CRESUD’ s direct and indirect holding in IRSA amounts to 56.7% to date.

●
In November 2022, the Company made available to shareholders a cash dividend in the amount of ARS 3,100 million, equivalent to ARS/share 5.29 and ARS/ADS 52.86.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 9, 2023